Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND
OTHER RIGHTS OF

SERIES B PREFERRED STOCK OF SPECTRUM GLOBAL SOLUTIONS, INC.

I, Keith W. Hayter, hereby certify that I am the President of Spectrum Global Solutions, Inc. (the “Company”), a corporation organized and existing under the Nevada Revised Statutes, and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Articles of Incorporation (the “Articles of Incorporation”), the Board on April 16, 2018, adopted the following resolutions creating a series of shares of preferred stock designated as Series B Preferred Stock, none of which shares have been issued:

RESOLVED, that the Board hereby designates the Series B Preferred Stock and the number of shares constituting such series, and fixes the rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Articles of Incorporation as follows:

Series B Preferred Stock

The Corporation shall designate a series of preferred stock, consisting of 1,000 shares, with stated value of $3,500.00 per share, as Series B Preferred Stock (the “Series B”), which shall have the following designations, rights and preferences:

1. Redemption. The shares of the Series B are not redeemable.

2. Voting Rights. Except as otherwise provided herein or as required by law, the Series B shall be voted together with the shares of Common Stock of the Corporation (“Common Stock”) and any other series of preferred stock then outstanding, and not as a separate class, at any annual or special meeting of stockholders of the Corporation, with respect to any question or matter upon which the holders of Common Stock have the right to vote, such that the aggregate voting power of the Series B is equal to fifty-one percent (51%) of the total voting power of the Corporation. The Series B shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and may act by written consent in the same manner as the holders of Common Stock of the Corporation.

3. Liquidation, Dissolution, Winding-Up. The Corporation’s Series A Preferred Stock (the “Senior Preferred Stock:) shall have a liquidation preference senior to the Series B. Upon any Fundamental Transaction, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders of the shares of the Series B shall be entitled, after any distribution or payment is made upon any shares of capital stock of the Corporation having a liquidation preference senior to the Series B, including the Senior Preferred Stock, but before any distribution or payment is made upon any shares of Common Stock or other capital stock of the Corporation having a liquidation preference junior to the Series B, to be paid in cash the sum of $3,500.00 per share. If upon such liquidation, dissolution or winding up, the assets to be distributed among the Series B Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series B shall be insufficient to permit payment to said holders of such amounts, then all of the assets of the Corporation then remaining shall be distributed ratably among the Series B Holders and such other capital stock of the Corporation having the same liquidation preference as the Series B, if any. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after provision is made for Series B Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series B, if any, then-outstanding as provided above, the holders of Common Stock and other capital stock of the Corporation having a liquidation preference junior to the Series B shall be entitled to receive ratably all remaining assets of the Corporation to be distributed. If assets other than cash are distributed pursuant to this Section, the valuation of such assets will be made by the Board of Directors acting in good faith. For purposes hereof, a “Fundamental Transaction” shall mean (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person, whereby such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).

4. No Preemptive Rights. No Series B Holder shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convetiible into or exchangeable for shares of any class.

5. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation.

6. Specific Shall Not Limit General. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by its Chief Executive Officer as of this 16th day of April 2018.

SPECTRUM GLOBAL SOLUTIONS, INC.

By:	/s/ Roger M. Ponder
Name:	Roger M. Ponder
Title:	C.E.O.